Exhibit 1

Page 1 of 5 First Quarter 2023 Results Grifols delivers strong first quarter financials with 23% revenue growth and an Adjusted EBITDA margin above guidance of 21% Barcelona, Spain, May 9, 2023 - Grifols (MCE:GRF, MCE:GRF.P, NASDAQ:GRFS), a global healthcare company and leading manufacturer of plasma-derived medicines that has been enhancing people’s health and well-being for more than 110 years, delivered a robust start to 2023 that met and exceeded guidance. The business is outperforming guidance for the first half of the year’s Adjusted EBITDA margin and is on track to meet its other commitments. Grifols’ fundamentals remain solid. The company is successfully executing on its key priorities and turnaround plan, maintaining a laser-focus on achieving strong financial results, operational excellence, deleveraging and value creation for all stakeholders. This focus is backed by a new performance culture and the operational cash cost savings plan (Operational Improvement Plan), which is progressing ahead of initial expectations. 1 1 Operating or constant currency (cc) excludes changes rate variations reported in the period • Executive governance structure enhanced through realignment of roles and responsibilities and creation of the Senior Executive Leadership Team (SELT), headed by Thomas Glanzmann as Executive Chairman and CEO • Total revenue grows 23.2% (+18.4% cc1 ) to EUR 1,561 million driven by strong Biopharma’s performance (EUR 1,291 million; +26.2%; +21.1% cc) • Adjusted EBITDA margin improves to 21.0% (excl. Biotest) and Adjusted EBITDA increases 19% to EUR 299 million, driven by operational leverage and cost discipline • Adjusted EBITDA guidance raised to 21%+ and 22-24% for H1’23 and FY23, respectively, while Adjusted EBITDA to EUR 1.4bn+ for FY’23 • Deployed over 80% of the initial EUR 400 million operational cash cost savings plan. Target increased to EUR 450 million+ • Plasma collections continue its positive trend increasing by 11%, with cost per liter declining by more than 15% driven by donor compensation (lower >25%) • Adjusted net profit of EUR 26 million. Reported net profit of EUR (108) million includes EUR 140 million in one-time restructuring costs, as guided (both incl. Biotest). • Leverage ratio declines to 7.0x; positive Adjusted Operating Cash Flow, while Liquidity stands at EUR 1.3 billion. On track to drive leverage ratio down to 4.0x by 2024 • Continue to successfully meet innovation milestones and capitalise on commercial opportunities

Page 2 of 5 Thomas Glanzmann, Grifols’ Executive Chairman and CEO, commented: "The Grifols’ team delivered a strong first quarter despite a challenging macroeconomic backdrop. The company’s performance highlights the strength of our business. I am particularly encouraged to note the significant progress we are making in driving operational efficiency and resetting our plasma cost base as we advance through 2023. Our streamlined governance model and new leadership structure will continue to drive this transformation and ensure that the organization is responsive to the market dynamics. Our Adjusted EBITDA margin of 21% exceeded our first half guidance. In addition, we made significant progress in executing our Operational Improvement Plan. We are confident that we will now deliver more than EUR 450 million in cash cost savings. These milestones confirm that Grifols is on the rebound. We plan to continue building on this positive momentum to create long-term value for all our stakeholders.” Executive Governance Grifols implemented significant changes to its executive governance. Thomas Glanzmann has been appointed as Chief Executive Officer in addition to his role as Executive Chairman. Additionally, the company has created a Senior Executive Leadership Team (SELT) with clearly defined roles and responsibilities, which includes Thomas Glanzmann as the chairperson, Raimon Grifols (Chief Corporate Officer) responsible for corporate activities, legal matters, and other initiatives, Victor Grifols Deu Operating (Chief Operating Officer) responsible for the day-to-day company operations and business execution and Alfredo Arroyo (Chief Financial Officer), all reporting directly to the Executive Chairman and CEO. In addition, Grifols is committed to fostering a culture of performance with a clear focus on execution, efficiency, efficacy and accountability. To this end, the company has introduced new short- and long-term incentive plans that further align with the interests of its shareholders. Business Performance Total revenue grew by 18.4% cc (+23.2% on a reported basis) compared to the first quarter of 2022, reaching EUR 1,561.5 million. Excluding Biotest, revenues totaled EUR 1,444.2 million; +9.1% cc; +14.0%. Biopharma revenue grew by 21.1% cc (+26.2% on a reported basis) to EUR 1,290.7 million driven by solid plasma supply, robust underlying demand for key proteins, and a favourable pricing and product mix. Subcutaneous immunoglobulin (SCIG) Xembify® significantly contributed to Biopharma revenue performance with a growth of 33.6% cc. Grifols Biopharma’s revenue, excluding Biotest, grew by 9.6% cc (+14.8% reported) reaching EUR 1,173.5 million. Immunoglobulin sales grew by 14.5% cc, driven by strong performance in the United States. In addition, Alpha-1 revenues continued to grow by mid-single-digit due to higher demand and pricing. Grifols continues to strengthen its immunoglobulin franchise, with a strategy focused on capitalizing on the expected significant growth of the immunodeficiency market, driven by primary (PI) and secondary immunodeficiencies (SID). This strategy also focuses on accelerating the adoption of

Page 3 of 5 Xembify® and maintaining leadership in neurology and acute care, while focusing on growth in the U.S. and selected countries. Diagnostic recorded revenues of EUR 176.5 million, a year-over-year increase of +0.9% cc (+4.0% on a reported basis), driven by blood typing solutions across most geographies, especially in the U.S. and China. Excluding a commercial true-up of EUR 19 million in recombinant proteins, adjusted revenues declined by 9.5% cc (-7.1% reported). Bio Supplies grew by 69.4% cc (+78.0% on a reported basis) to EUR 42.3 million, positively impacted by the integration of Access Biologicals. Plasma Collections and Cost Per Liter Grifols is effectively balancing plasma volumes and costs to pursue further margin expansion. Plasma collection increased by 11%2 and cost per liter (CPL) declined by >15%3 primarily driven by a >25%3 lower donor commitment compensation (DCC). This reduction in plasma costs was a direct result of the Operational Improvement Plan, which is progressing ahead of original expectations. Grifols has successfully deployed over 80% of the initial EUR 400 million cash cost savings target, while it is increasing the overall target to more than EUR 450 million on the back of further improvements, especially in plasma operations. The majority of the initiatives deployed are plasma-related and subject to the industry’s inventory accounting, which on average results in a 9 months’ lag. These initiatives are therefore expected to be recognized in the P&L starting in the second half of 2023 and to contribute to EBITDA expansion in the order of 200-400bps. Innovation Innovation pipeline successfully met multiple key milestones, including the final results from the Xembify® bi-weekly dosing study and the final results of the IVIG-PEG study, both accomplished in the first quarter of 2023. In addition, the Biotest pipeline continues to make significant progress with the Trimodulin phase III ESsCAPE trial study initiation on track for the first half of 2023 and the completion of the Fibrinogen trial and top-line study results expected in the second half of 2023. Financial Performance and Leverage Gross margin totaled 36.7% in the first quarter of 2023 (35.5% including Biotest) impacted by a high cost per liter resulting from the plasma collected in the first half of 2022, due to inventory accounting. Adjusted EBITDA, which mainly excludes EUR 140 million one-time restructuring costs, reached EUR 298.8 million and Adjusted EBITDA margin was 21.0% (EUR 298.3 million; 19.3% including Biotest). The improvements to Adjusted EBITDA were supported by operating leverage and SG&A cost savings. Adjusted EBITDA for the last twelve months (LTM) was EUR 1,220.2 million, 2 March’23 YTD vs. March’22 YTD (excl. Biotest) 3 March’23 vs. July’22 (U.S. data)

reflecting a robust sequential improvement. **Adjusted net profit** totaled EUR 25.7 million, including Biotest.

Reported EBITDA was EUR 173.6 million (EUR 173.1 million including Biotest) and **reported net profit** totaled EUR (81.1) million (EUR (108.3) million including Biotest).

Grifols is on track to reach a **leverage ratio** of 4.0x by 2024, with the ratio declining to 7.0x at the end of the first quarter of 2023. The company remains committed to completing one deleveraging transaction by the end of 2023. Excluding the impact of IFRS 16[4], **net financial debt** totaled EUR 9,350.8 million.

As of March 31, 2023, Grifols had a **liquidity position** of EUR 1,277 million and a **cash position** of EUR 425.7 million.

Guidance for 2023

	Period	Old	New
REVENUE *(incl. Biotest)*			
Total	FY23	8-10% cc	8-10% cc
Biopharma	FY23	10-12% cc	10-12% cc
EBITDA			
Adjusted Margin *(excl. Biotest)*	H1'23	19-20%	21%+
	H2'23	23-25%	23-25%
	FY23	21-23%	22-24%
Adjusted *(incl. Biotest)*	FY23	EUR 1.4bn	EUR 1.4bn+
Annualizing savings *(excl. Biotest)*	FY23	EUR 1.7bn 27-28%	EUR 1.7bn+ 27-28%

CONFERENCE CALL

Grifols will host a conference call at 2.30pm CET / 8.30am EST on Tuesday, May 9, 2023 to discuss its first quarter 2023 financial results, as reflected in the Company's Q1 2023 Results Presentation.

To listen to the webcast and view the Q1 2023 Results Presentation, please click on Q1 2023 Results Conference Call. Participants are advised to register in advance of the conference call.

The transcript and webcast replay of the call will be available on our web site at www.grifols.com/en/investors within 24 hours after the end of the live conference call.

[4] *As of March 31, 2023, the impact of IFRS 16 on total debt is EUR 983.4 million*

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Page 5 of 5 INVESTORS: Grifols Investors Relations & Sustainability inversores@grifols.com - investors@grifols.com sostenibilidad@grifols.com - sustainability@grifols.com Tel. +34 93 571 02 21 MEDIA CONTACTS: Grifols Press Office media@grifols.com / Tel. +34 93 571 00 02 Spain Duomo Comunicación Tel.: +34 91 311 92 89 – +34 91 311 92 90 Raquel Lumbreras (M. +34 659 572 185) Raquel_lumbreras@duomocomunicacion.com Borja Gómez (M. +34 650 402 225) Borja_gomez@duomocomunicacion.com International FGS Global Email: Grifols@fgsglobal.com Tel.: +44 20 7251 3801 About Grifols Grifols is a global healthcare company founded in Barcelona in 1909 committed to improving the health and well-being of people around the world. A leader in essential plasma-derived medicines and transfusion medicine, the company develops, produces, and provides innovative healthcare services and solutions in more than 110 countries. Patient needs and Grifols’ ever-growing knowledge of many chronic, rare and prevalent conditions, at times life-threatening, drive the company’s innovation in both plasma and other biopharmaceuticals to enhance quality of life. Grifols is focused on treating conditions across a broad range of therapeutic areas: immunology, hepatology and intensive care, pulmonology, hematology, neurology, and infectious diseases. A pioneer in the plasma industry, Grifols continues to grow its network of donation centers, the world’s largest with over 390 across North America, Europe, Africa and the Middle East, and China. As a recognized leader in transfusion medicine, Grifols offers a comprehensive portfolio of solutions designed to enhance safety from donation to transfusion, in addition to clinical diagnostic technologies. It provides high-quality biological supplies for life-science research, clinical trials, and for manufacturing pharmaceutical and diagnostic products. The company also supplies tools, information and services that enable hospitals, pharmacies and healthcare professionals to efficiently deliver expert medical care. Grifols, with more than 24,000 employees in more than 30 countries and regions, is committed to a sustainable business model that sets the standard for continuous innovation, quality, safety, and ethical leadership. In 2022, Grifols’ economic impact in its core countries of operation was EUR 9.6 billion. The company also generated 193,000 jobs, including indirect and induced. The company’s class A shares are listed on the Spanish Stock Exchange, where they are part of the Ibex-35 (MCE:GRF). Grifols non-voting class B shares are listed on the Mercado Continuo (MCE:GRF.P) and on the U.S. NASDAQ through ADRs (NASDAQ:GRFS). For more information about Grifols, please visit www.grifols.com